Exhibit 99.1

PROXY STATEMENT
2015 ANNUAL GENERAL MEETING
OF SHAREHOLDERS

Empowering Organizations
to Work Smarter by Unleashing
the Power of Data

We are a global leader in software solutions in three distinct domains of expertise. We protect people’s money with our financial crime and compliance solutions, which secure financial transactions and prevent fraud for people using the services of the world’s largest banks and other financial institutions.  We secure cities and assets around the world where people live and work with our physical and virtual security solutions.  We make people’s experiences timely and seamless with our solutions that help enterprises provide the perfect customer experience.

Today, more than 25,000 organizations in over 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. Such organizations span all major industries, including banking, telecommunications, insurance, retailers, travel and more.

2014 was another year of success marked by further growth in revenues – we achieved $1 billion in revenues for the first time in the company’s history in 2014 – and further improvement in profitability, which was marked by reaching a 20% Non-GAAP operating margin for 2014. We also reported record cash flow of $182 million in 2014 and saw the continued delivery of new, innovative products and solutions to our customers.

June 1, 2015

Dear Shareholder,

You are cordially invited to attend the 2015 Annual Meeting of Shareholders of NICE-Systems Ltd., to be held at NICE's executive offices at 22 Zarchin Street, Ra’annana, Israel, on Thursday, July 9th, 2015, at 11:00 a.m. local time.

At the Annual Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. NICE’s Board of Directors recommends a vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of the Company and a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of NICE ADSs will receive voting instruction cards from JP Morgan Chase Bank, N.A., the depositary of the ADSs, which will enable them to instruct JP Morgan Chase Bank, N.A. on how to vote the NICE ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual Meeting of Shareholders. Accordingly, please sign and date the enclosed voting instruction card at your earliest convenience and mail it in the envelope provided.

We urge all of our shareholders to review our Annual Report on Form 20-F, which is available on our web site at www.nice.com.

Thank you for your cooperation.
Sincerely,
Barak Eilam

Chief Executive Officer

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NICE-Systems Ltd.
______________________________________________________

NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS
______________________________________________________

TO BE HELD ON JULY 9, 2015

Notice is hereby given that the 2015 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of NICE-Systems Ltd. (the “Company” or “NICE”) will be held Thursday, July 9, 2015, at 11:00 a.m., at the offices of the Company, 22 Zarchin Street, Ra’annana, Israel, for the following purposes:

1.	To elect five (5) directors (excluding “outside directors”) to the Board of Directors of the Company;
2.	To elect an additional outside director;
3.	To amend the Company’s Articles of Association;
4.	To amend the Company’s Compensation Policy;
5.	To approve the cash compensation of the Company’s non-executive directors;
6.	To approve the grant of options and restricted share units to the Company's non-executive directors;
7.	To approve certain components of our Chief Executive Officer’s compensation;
8.	To re-appoint the Company’s independent auditors and to authorize the Company’s Board of Directors to fix their remuneration; and
9.	To discuss the Company’s audited annual financial statements for the year ended December 31, 2014.

Approval of matters 1, 3, 5 and 8 above will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting thereon.  Approval of matters 2, 4, 6 and 7 will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that the shares voted in favor of such resolutions include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Israeli Companies Law, 5759-1999, as amended (the “Israeli Companies Law”).

Shareholders of record at the close of business on June 8, 2015, are entitled to notice of and to vote at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 22 Zarchin Street, Ra’annana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by your broker.

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Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

These proposals are described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety. Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than June 8, 2015. For more information about shareholder proposals, please see Article 18 of the Company's Articles of Association. Should changes be made to any proposal after the mailing of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the U.S. Securities and Exchange Commission (the "SEC") on Form 6-K and with the Israeli Securities Authority.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board of Directors or pursuant to the authorization of the Board of Directors. .

By Order of the Board of Directors,
Yechiam Cohen
Corporate Secretary

Date: June 1, 2015

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2015 Annual General Meeting of Shareholders

NICE-Systems Ltd.

22 Zarchin Street, Ra’annana, Israel

________________________

PROXY STATEMENT
________________________

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or ADRs (collectively, the “Shares”) of NICE-Systems Ltd. (“Nice” or the “Company”) at the close of business on June 8, 2015, in connection with the solicitation by the Board of Directors of proxies for use at the 2015 Annual General Meeting of the Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday, July 9, 2015, at 11:00 a.m., at the offices of the Company, 22 Zarchin Street, Ra’annana, Israel.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his or her completed proxy (or voting instruction card) to the offices of the Company at 22 Zarchin Street, Ra’annana, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his or her broker. Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented to the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” or “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and JP Morgan Chase Bank, N.A., as Depositary, and the holders of the Company’s American Depositary Shares (“ADSs”), the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADRs with respect to any of the Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary shall vote the Shares represented by such ADSs in accordance with the recommendations of the Board of Directors of the Company as advised by the Company in writing, except that the Depositary shall not vote that amount of such Deposited Securities with respect to any matter with respect to which shareholders are required by law to indicate whether or not they have a personal interest or as to which the Company informs the Depositary (and the Company agrees to provide that information as promptly as practicable in writing, if applicable) that (x) the Company does not wish the Depositary to vote those Deposited Securities, or (y) the matter materially and adversely affects the rights of holders of Shares.

Pursuant to the articles of association of the Company, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board of Directors or pursuant to the authorization of the Board of Directors.

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2014, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Executive Officer and Director Compensation" in our Annual Report for 2014 on Form 20-F, which was filed with the SEC on April 2, 2015.

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to Nice-Systems Ltd., 22 Zarchin Street, Ra’annana, Israel, Attn.: Yechiam Cohen, Corporate Secretary no later than June 18, 2015. Any position statement received will be filed on a Current Report on Form 6-K with the SEC and the ISA.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on June 8, 2015, will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. On April 30, 2015, the Company had 70,203,973 issued Shares, out of which 59,397,504 are outstanding and 10,806,469 are treasury shares repurchased by the Company. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate at least 25% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of the dates specified below, the number of Shares owned beneficially by all persons that notified the Company that they own beneficially more than 5% of the Company’s Shares.

Name	Number of Shares		Percent of Shares Beneficially Owned (1)
Psagot Investment House Ltd. 14 Ahad Ha’am Street Tel Aviv 65142, Israel	4,329,691	(2)	7.3%

Massachusetts Financial Services Company 111 Huntington Avenue Boston, MA 02199 USA	4,162,819	(3)	7.0%

Migdal Insurance & Financial Holdings Ltd. 4 Efal Street; P.O. Box 3063 Petach Tikva 49512, Israel	3,729,783	(4)	6.3%

Harel Insurance Investments & Financial Services Ltd. Harel House 3 Abba Hillel Street Ramat Gan 52118, Israel	3,446,287	(5)	5.8%

Clal Insurance Enterprises Holdings Ltd. 36 Raul Walenberg Street Tel Aviv 66180, Israel	3,076,808	(6)	5.2%

(1)	Based upon 59,397,504 ordinary shares issued and outstanding as of April 30, 2015.

(2)
These securities are held for members of the public through, among others, portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., provident funds managed by Psagot Provident Funds and Pension Ltd., and pension funds managed by Psagot Pension (Haal) Ltd., according to the following segmentation: 1,573,543 ordinary shares are held by portfolio accounts managed by Psagot Securities Ltd., 1,342,311 ordinary shares are held by Psagot Exchange Traded Notes Ltd., 1,177,341 ordinary shares are held by provident funds managed by Psagot Provident Funds and Pension Ltd., and 236,496 ordinary shares are held by mutual funds managed by Psagot Mutual Funds Ltd. (of this amount, 30,400 shares may also be considered beneficially owned by Psagot Securities Ltd., but are not included in the shares beneficially owned by Psagot Securities Ltd., as indicated above).  Each of the foregoing companies is a wholly-owned subsidiary of Psagot Investment House Ltd.   This information is based upon a Schedule 13G/A filed by Psagot Investment House Ltd. with the SEC on February 18, 2015.

(3)
These securities consist of (i) American Depositary Shares that can be converted to ordinary shares and (ii) ordinary shares. This information is based upon a Schedule 13G/A filed by Massachusetts Financial Service Company with the SEC on February 11, 2015.

(4)
 Of these securities, (i) 3,598,558 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance and Financial Holdings Ltd. ("Migdal"), according to the following segmentation: 1,913,888 ordinary shares are held by profit-participating life assurance accounts, 1,377,539 ordinary shares are held by provident funds and companies that manage provident funds, and 307,131 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 131,225 are beneficially held for their own account (Nostro account). This information is based upon a Schedule 13G filed by Migdal with the SEC on February 10, 2015.

(5)
Of these securities, (i) 3,275,459 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Harel Insurance Investments & Financial Services Ltd. ("Harel"), each of which subsidiaries operates under independent management and makes independent voting and investment decisions; (ii) 92,370 ordinary shares are held by third-party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts; and (iii) 78,458 ordinary shares are beneficially held for Harel's own account. This information is based upon a Schedule 13G/A filed by Harel with the SEC on February 12, 2015.

(6)
Of these securities, (i) 123,461 ordinary shares are beneficially held for their own account; and (ii) the remainder are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd. (“Clal”), which subsidiaries operate under independent management and make independent voting and investment decisions. The  3,076,808 Ordinary Shares exclude the Epsilon holdings. This information is based upon a Schedule 13G filed by Clal with the SEC on May 11, 2015.

ITEM 1

ELECTION OF DIRECTORS (EXCLUDING “OUTSIDE DIRECTORS”)

Under the Company’s articles of association, the Board of Directors is to consist of not less than three and not more than thirteen directors, unless otherwise determined by resolution of the Company’s shareholders. Directors of the Company, other than outside directors, are elected at each annual general meeting of shareholders. At the Meeting, shareholders will be asked to elect five (5) members to the Board of Directors, aside from the two outside directors of the Company. All the nominees for election qualify as “independent directors”, as provided below. The Company’s two outside directors were elected at the 2013 annual general meeting of shareholders for a period of three years, as required under the Israeli Companies Law.

The Company’s Board of Directors wishes to be comprised of a balanced combination of experienced directors who are familiar with the Company’s business and practices, namely Messrs. David Kostman and Rimon Ben-Shaul, and three relatively new members who bring fresh perspectives to the Board and provide industry acumen and expertise, namely: Messrs. Yehoshua (Shuki) Ehrlich, Leo Apotheker and Joseph Cowan. In addition we have two experienced outside directors, Dan Falk and Ms. Yocheved Dvir, appointed as mandated by the Israeli Companies Law. This combination positions the board with the right mixture for addressing the next challenges the Company may face and lead it to the continuation of its success. The Company will continue in the future to enhance the capabilities of its Board, seeking new members who may bring global experience, particularly in the hi-tech arena, along with experience in the markets in which we operate.

The Company’s Board of Directors is currently comprised of eight (8) directors, including two (2) outside directors. Mr. Joseph Atsmon (one of current directors) has decided not to stand for reelection. The Company’s Nominating Committee, Internal Audit Committee and Board of Directors have proposed the following five (5) nominees as the slate of directors (besides the two outside directors elected in 2013 and the additional outside director standing for election pursuant to Item 2 below) to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company’s articles of association and applicable law: Mr. David Kostman (Chairman), Mr. Rimon Ben-Shaoul, Mr. Yehoshua (Shuki) Ehrlich, Mr. Leo Apotheker and Mr. Joseph Cowan.

For a discussion of the current compensation terms of our directors, as well as proposed amendments thereto, please see Items 5 and 6 below.

None of the nominated directors have any relationship with the Company. Our Nominating Committee, Internal Audit Committee and Board of Directors determined that, all of the nominees qualify as “independent directors,” as defined by the NASDAQ listing rules and all of the nominees, excluding the Chairman, qualify as “independent directors” pursuant to regulations under the Israeli Companies Law.

The following information is supplied with respect to each director nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.

David Kostman has served as one of our directors since 2001, with the exception of the period between June 2007 and July 2008, and as our Chairman of the Board since February 2013. Mr. Kostman is currently Executive Chairman of Nanoosh LLC. He recently served on the board of directors of publicly traded Retalix Ltd., which was acquired by NCR Corporation, and serves on the board of directors of Outbrain, Inc. and ironSource Ltd. From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of publicly traded Delta Galil Industries Ltd. From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of publicly traded VerticalNet Inc. Prior to that Mr. Kostman worked in the investment banking divisions of Lehman Brothers (1994-2000) focusing on the technology and Internet sectors and NM Rothschild & Sons (1992-1993), focusing on M&A and privatizations. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

Rimon Ben-Shaoul has served as one of our directors since September 2001. Since 2001, Mr. Ben-Shaoul has served as Co-Chairman, President, and Chief Executive Officer of Koonras Technologies Ltd., a technology investment company controlled by LEADER Ltd., an Israeli holding company. Mr. Ben-Shaoul also serves as a director of MIND C.T.I. Ltd. and several private companies, and served as a director of BVR Systems Ltd. In addition, he served as the President and Chief Executive Officer of Polar Communications Ltd., which manages media and communications investments. Mr. Ben-Shaoul also served as the Chairman of T.A.T Technologies Ltd., a public company listed on NASDAQ and TASE. Between 1997 and 2001, Mr. Ben-Shaoul was the President and Chief Executive Officer of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd. From 1985 to 1997, Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.

Yehoshua (Shuki) Ehrlich has served as one of our directors since September 2012. Mr. Ehrlich is an active social investor, serving as Chairman of "Committed to Give", a group formed by Israeli social investors for promoting philanthropy in Israel and several other social organizations. Mr. Ehrlich also serves as a member of the executive board of Israel Venture Network and a board member of AfterDox, an angels' investment group. Between the years 2000 and 2010, Mr. Ehrlich served as Managing Director at Giza Venture Capital, where he focused on the communications, enterprise software and information technology sectors. Formerly, Mr. Ehrlich had a fifteen-year career with Amdocs, a public software company specializing in billing, CRM, order management systems for telecommunications and Internet service providers. In his last role at Amdocs, Mr. Ehrlich served as Senior Vice President of Business Development. Mr. Ehrlich holds a Bachelor of Science in Mathematics and Computer Science from the Tel Aviv University.

Leo Apotheker has served as one of our directors since August 2013. Mr. Apotheker was the Managing Partner and co-founder of efficiency capital SAS, a growth capital advisory firm, from 2012 to 2014. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard Company. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. In addition, he is currently chairman of the board of KMD, one of Denmark’s leading IT and software companies, as well as a member of the boards of several international companies including Schneider Electric SA and Steria. Mr. Apotheker holds a Bachelor’s degree in Economics and International Relations from the Hebrew University of Jerusalem.

Joe Cowan has served as one of our directors since August 2013. Mr. Cowan has been the CEO and director of Epicor since October 2013. During 2013 Mr. Cowan served as President of DataDirect Networks, Inc., and from 2010 until 2013, Mr. Cowan served as the Chief Executive Officer and President of Online Resources Corp. Since 2009, he has served as an Operating Executive and Consultant at Vector Capital. From 2007 to 2009, Mr. Cowan served as the Chief Executive Officer of Interwoven Inc. From 2004 to 2006, Mr. Cowan served as the President and Chief Executive Officer of Manugistics Inc. and Manugistics Group Inc. Prior to that, Mr. Cowan served in various senior executive positions, including as the Chief Executive Officer of Baan Co. NV and Avantis GOB NV. He has been a Director of DataDirect Networks, Inc. between 2011 and February 2014. Mr. Cowan has also served on the boards of various publicly traded companies, including Interwoven Inc., Online Resources Corporation, Manugistics Group Inc. and Blackboard Inc., as well as several private companies. Mr. Cowan holds a M.S. degree in Electrical Engineering from Arizona State University and holds a B.S. degree in Electrical Engineering from Auburn University.

It is proposed that at the Meeting the following resolutions be adopted:

1.A.	“RESOLVED, that Mr. David Kostman be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.B.	“RESOLVED, that Mr. Rimon Ben-Shaoul be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.C.	“RESOLVED, that Mr. Yehoshua (Shuki) Ehrlich be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.D.	“RESOLVED, that Mr. Leo Apotheker be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of the Company, effective immediately.”

1.E.	“RESOLVED, that Mr. Joseph (Joe) Cowan be elected to serve as a member of the Board of Directors of the Company until the next annual general meeting of the Company, effective immediately.”

Required Vote

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter, is required for the approval of the election of each nominee.

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM 2

ELECTION OF AN ADDITIONAL OUTSIDE DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law to appoint at least two outside directors. Pursuant to the Israeli Companies Law, the outside directors are elected by the shareholders for three-year terms. All of the outside directors of a company must be members of its internal audit committee and compensation committee, and each other committee of a company’s board of directors that is authorized to exercise powers of the board of directors must include at least one outside director.

The Company currently has two outside directors, Mr. Dan Falk and. Ms. Yocheved Dvir, who were elected for an additional three year term by the shareholders of the Company at the Annual General Meeting that took place on August 27, 2013. Our Nominating Committee and Board of Directors resolved to recommend that our shareholders elect Ms. Zehava Simon as an outside director for a term of three years.

To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its “affiliates,” as such terms are defined in the Israeli Companies Law. In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director.  The Company’s Internal Audit Committee has determined that Ms. Simon fully meets these qualifications.

Ms. Simon, as an outside director, shall be entitled to receive compensation identical to that granted to the other non-executive directors from time to time, namely, the annual and per meeting fees, equity grants, as well as to directors and officers indemnification and liability insurance, as previously approved at our 2007 and 2012 annual general meetings of shareholders, as amended from time to time, including as amended at the Meeting. See Items 4, 5 and 6 below for details regarding the cash and equity-based compensation and directors and officers liability insurance of the Company's non-executive directors, including outside directors. Changes from time to time in the aforementioned compensation terms during a term of service as an outside director shall be in accordance with applicable laws and regulations.

A brief biography of the nominee is set forth below:

Zehava Simon served as a Vice President of BMC Software Inc. from 2000 until 2013, most recently as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. Prior to that, Ms. Simon held various positions at Intel Israel, which she joined in 1982, including leading of Finance & Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes, a public company traded on NASDAQ and TASE, Nova Measurements, a public traded on NASDAQ and TASE, and Amiad water systems, a public company traded on the London Stock Exchange. Ms. Simon is a former member of the board of directors of Insightec Ltd., M-Systems Ltd. (acquired by SanDisk Corp.) and Tower Semiconductor Ltd. Ms. Simon holds a B.A. in Social Sciences from the Hebrew University, Jerusalem, a law degree (LL.B.) from the Interdisciplinary Center in Herzliya and an M.A. in Business and Management from Boston University.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Ms. Zehava Simon be elected to a three-year term as outside director of the Company, effective as of the date of this resolution.”

Required Vote

Under the Israeli Companies Law, the election of an outside director requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that the shares voted in favor of the election include at least a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest", expect for personal interest that is not a result of such shareholders relation to the "controlling shareholders" in such matter pursuant to the requirements and as defined under the Israeli Companies Law.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted.

Under the Israeli Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer and (ii) excludes an interest arising solely from the ownership of our Shares.

Since it is unlikely that any of our public shareholders has a personal interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy for use by our ADS holders includes a certification that you do not have a personal interest in this proposal. If you have a personal interest, please contact the Company's Corporate Secretary and General Counsel, at +972-9-775-3911 or yechiam.cohen@nice.com for instructions on how to vote your Shares represented by your ADSs and indicate that you have a personal interest or, if you hold your ADSs in "street name," you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they have a personal interest on the form of voting card that we have filed via MAGNA, the electronic filing system of the Israel Securities Authority.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 3

APPROVAL OF AMENDMENTS TO THE
COMPANY’S ARTICLES OF ASSOCIATION

The Company proposes to adopt at the Meeting amendments to its Articles of Association, as described below.  Following the approval of the proposed amendments, the Company will accordingly restate its Articles of Association.

A recent amendment to certain regulations pursuant to the Israeli Companies Law sets procedures for the submittal of shareholder proposals to be voted on at shareholder meetings. Accordingly, in order to update our Articles of Association with respect to shareholder proposals to be consistent with the amended regulations, which allow shareholder proposals to be submitted by a later deadline than our Articles of Association, the Company proposes to amend Article 18(a) of its Articles of Association as set forth below. The Company also proposes a technical amendment for clean-up purposes to Article 26(f) and an amendment to Article 33 with respect to removal of directors at annual meetings only, as set forth below. Our current Articles of Association, which were filed with the SEC as Exhibit 4.2 to our Registration Statement on Form S-8 (Registration No. 333-177510) on October 26, 2011, are incorporated herein by reference.

The words proposed to be added are highlighted in boldface font and underlined and deleted words are shown in strikethrough.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Articles 18(a), 26(f) and 33 of the Company’s Articles of Association be amended with the additions highlighted below in bold and underlined and deletions marked in strikethrough:

"18.           Shareholder Proposals

(a)              A shareholder (including two or more shareholders that are acting in concert, a "Proposing Shareholder") holding one percent or more of the outstanding voting rights in the Company may request, subject to Section 66(b) of the Companies Law, that the Board of Directors include a proposal on the agenda of a General Meeting to be held in the future, provided that the Proposing Shareholder gives timely notice of such request in writing (a "Proposal Request") to the Secretary of the Company and the Proposal Request complies with all the requirements of this Article 18, these Articles and applicable law and stock exchange rules. To be considered timely, a Proposal Request must be delivered, either in person or by certified mail, postage prepaid, and received at the principal executive office of the Company, ~~no less than sixty (60) days prior to the date of the Company's proxy statement in connection with such General Meeting~~ by the applicable deadline under the Companies Law.”

“26(f)        The Board of Directors may determine, in its discretion, the matters that may be voted upon a written ballot to the Company (without attendance in person or by proxy) ~~or by written ballot~~, as shall be permitted, at a General Meeting, in addition to the matters listed in Section 87(c) of the Companies law."

“33.           Election and Removal of Directors

“Directors shall be elected at the Annual General Meeting by the vote of the holders of a simple majority of the voting power represented at such meeting in person or by proxy or by written ballot, as shall be permitted, and voting on the election of directors.  The Directors so elected shall hold office until the next Annual General Meeting. The holders of a simple majority of the voting power represented at ~~a~~ the Annual General Meeting and voting thereon shall be entitled to remove any Director(s) from office, to elect directors in place of the Director(s) so removed or to fill any vacancy, however created, on the Board of Directors.  Notwithstanding anything to the contrary herein, the term of a Director may commence as of a date later than the date of the shareholder resolution electing said Director, if so specified in said shareholder resolution.”

Required Vote

The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter, is required for the approval of this matter as a whole.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4

APPROVAL OF THE COMPANY'S AMENDED COMPENSATION POLICY
FOR OFFICE HOLDERS

Background

Under amendment No. 20 to the Israeli Companies Law (the "Amendment"), companies incorporated under the laws of Israel, whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as NICE, are required to adopt a policy governing the compensation of "Office Holders"1. In August 2013, our shareholders, following the recommendation of the Compensation Committee and the approval of the Board of Directors, approved a Compensation Policy for executive officers and Directors (the "Compensation Policy" or the "Policy"). For additional details regarding the current Compensation Policy and its approval process, see the Notice of the 2013 Annual Meeting of the Shareholders which was filed with the SEC on July 23, 2013.

In general, according to the Israeli Companies Law the Compensation Policy is required to be recommended for approval by the Compensation Committee, and then to be approved by the Board of Directors, and finally by the shareholders (by a special majority).

The Compensation Policy must be reviewed from time to time by the Compensation Committee and the Board of Directors, in order to consider its adequacy, and must be reapproved in accordance with the above-mentioned approval process at least once every three years.

In the context of such requirement to review the Compensation Policy and as the Company has gained experience in the implementation of the Compensation Policy during the time that has passed since its adoption, our Compensation Committee and Board of Directors have determined that certain provisions of the Compensation Policy should be updated, clarified or revised, and that several changes to the Compensation Policy are required. Accordingly, they recommend that our shareholders adopt an amended Compensation Policy. The proposed amendments to the Compensation Policy are marked in the revised version of the Compensation Policy attached to this Proxy Statement as Exhibit “A” (the "Amended Policy").

If the Amended Policy is adopted pursuant to the Israeli Companies Law, then the date of such amendment shall be deemed to be the date of adoption of the Amended Policy in its entirety, so that the Amended Policy shall be in full force and effect for a period of three years thereafter.

If the proposed Amended Policy is not adopted pursuant to the Israeli Companies Law, then the current Compensation Policy shall continue to be in full force and effect for the duration of the three-year period that commenced as of August 27, 2013, the date of its original approval by our shareholders.

1 The Israeli Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief financial officer and any officer of the company who is directly subordinate to the chief executive officer

The main proposed changes to our Compensation Policy are as follows:

1.
Part II, Section 8.2 – It is proposed to amend the defined events under which an executive officer may be entitled to receive, upon the approval of our Board of Directors, a cash payment in connection with an event of a ”Change of Control”, as defined under the Company's 2008 Share Incentive Plan (the “2008 Plan”). Pursuant to the proposed amendment, such events would also include certain substantial “Corporate Transactions”, as defined in the 2008 Plan. We believe these amendments are required in order to provide an incentive for our executive officers to most effectively promote potential change of control situations and other strategic corporate transactions that are aligned with the interests of the Company and its shareholders. The Company’s current 2008 Share Incentive Plan, which was filed with the SEC as Exhibit 99.1 of our Report on Form 6-K on May 28, 2015, is incorporated herein by reference.

2.
Part II, Section 9 – In order to be aligned with the current practices in the global corporate workplace, our Compensation Committee and Board of Directors believe that it would be advisable to change the mix of the types of equity awards granted to our executive officers. It is therefore proposed to allow a greater portion of restricted share unit grants or restricted share grants (collectively, “RSUs”), or, in some jurisdictions (providing substantially the same characteristics), options to purchase Shares at an exercise price equal to the par value of a share (“Par-Value Options”), and in some instances, equity awards that are comprised solely of RSUs or Par-Value Options. The proposed amendment requires a minimal portion of RSUs or Par-Value Options within the equity mix that include vesting based upon performance criteria (in addition to vesting based on the passing of set time periods), and addresses relevant mechanisms in this respect. The mix of such equity awards shall be determined by our Compensation Committee and Board of Directors. We believe that the proposed amendment is in line with the current market trend for equity compensation of executive officers, provides better long term incentive value relative to its cost, will provide a long term incentive that aligns the incentives of our executive officers with the interests of the Company and its shareholders, and will result in a reduced level of dilution for our shareholders.

3.
Part II, Section 9.6 - It is proposed to add certain strategic corporate transactions to the list of defined Change of Control events, pursuant to which executive officers may be entitled to acceleration of the vesting period of equity grants. This amendment is proposed for substantially the same reasons set forth above with respect to the proposed amendment to Section 8.2 of the Compensation Policy, and is in line with a recent amendment to the Company’s 2008 Plan.

4.
Part III, Section 2 - It is proposed to raise the annual cap placed on the value of equity-based compensation of the Company’s non-executive directors from $150,000 to $200,000, and also to proportionately raise such cap for the Chairman of the Board of Directors to $600,000. This proposal is based on a benchmark prepared using publicly available data of peer companies in our industry on a global basis, which were selected pursuant to a survey prepared in 2014 by Radford, an international compensation surveying Company (the "Benchmark"). The Benchmark indicated that the total compensation provided to our directors (other than the Chairman) is currently below both the average and median range shown by the Benchmark and also in comparison to other companies with a global presence. Based on such data, and in order to be competitive and be able to attract and maintain qualified and experienced directors in the industry, on a global basis, the Compensation Committee and Board of Directors deem it in the best interests of the Company and its shareholders to increase the value of equity based compensation of our non-executive directors, to be in line with practices of comparable companies in the industry. We believe that the proposed amendment will enable the Company to retain qualified directors, with industry specific experience, who can contribute to the growth and success of the Company

5.
Part IV – It is proposed to amend the current limits for insurance coverage and annual premium under our directors and officers ("D&O") liability insurance to ensure adequate coverage for any potential material transaction or a series of related transactions, constituting together a material transaction. Such amendment will authorize the Compensation Committee, to the extent deemed required in the context of such transaction(s), to increase the insurance coverage (or purchase new coverage) by up to three times the then existing limit of coverage with associated premiums of up to three times the then-existing premium limits, as were last set and approved at our 2012 annual meeting of shareholders. We believe this amendment is necessary in order to better align the interests of our directors and executive officers with those of the Company in pursuing certain material transactions.

In light of the foregoing, the Compensation Committee recommended the approval of the Amended Policy and the Board of Directors approved the Amended Policy and recommends that the shareholders approve the Amended Policy.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Amended Policy, in the form attached as Exhibit A to the Company’s Proxy Statement, be, and it hereby is, approved.”

Required Vote

Under the Israeli Companies Law, approval of a compensation policy or an amendment thereto, requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that the shares voted in favor include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Israeli Companies Law, and subject to the conditions of any applicable legislation.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted. For a discussion of personal interests and voting procedures with respect thereto, please see Item 2 above, under the caption “Required Vote”.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 5

APPROVAL OF THE CASH COMPENSATION
OF THE COMPANY'S NON-EXECUTIVE DIRECTORS

Based on the Benchmark examined by the Company’s Compensation Committee and Board of Directors as further described in Item 4 above, and as an incentive for their contribution and efforts as directors of the Company, the Compensation Committee and the Board of Directors have approved and resolved to recommend that our shareholders approve, to set our non-executive directors' annual cash fee in the amount of $40,000, and a meeting attendance fee in the amount of $1,500 for each Board meeting attended (whether in person or through media), and $1,000 for each Board committee meeting attended (whether in person or through media) (in each case paid in U.S. dollars or in NIS based on the exchange rate on the date of the approval by shareholders), subject to additional value added tax, as applicable. Our Chairman will continue to be entitled to a special annual fee in accordance with the resolution of the shareholders approved at our 2013 annual general meeting of shareholders in the amount of NIS 450,000 (equivalent to approximately $116,100).

As stated in Item 2 above, the shareholders of the Company have previously approved at the 2012 annual general meeting of shareholders, that the cash compensation of the Company's outside directors, who may serve from time to time, will be equal to the cash compensation granted to the other non-executive members of the Board of Directors (excluding those who perform special functions, such as the Chairman of the Board) from time to time.

The proposed annual cash fee and meeting attendance fee of our directors is consistent with our Compensation Policy.

Additionally, it is proposed that each director shall be entitled, subject to the approval of our shareholders, to an equity grant as detailed in Item 6 below. As previously approved at our 2012 annual general meeting of shareholders, each director of the Company is covered by the Company’s current directors and officers liability insurance, and directors and officer’s indemnification of up to the maximum amount permitted by law, all in accordance with any applicable law, the Company’s articles of association and the previous resolutions of the shareholders of the Company.

Under the Israeli Companies Law, as opposed to the corporate law governing companies incorporated in the United States, shareholder approval of all elements of director compensation is required. Pursuant to the Israeli Companies Law, the proposed annual cash fee and the meeting attendance fee of our non-executive directors requires the approval of the Compensation Committee, the Board of Directors and the shareholders of the Company, in that order. As mentioned above, the proposed annual cash fee and the meeting attendance fee of our non-executive directors has been approved by the Compensation Committee and the Board of Directors, and is recommended for approval by our shareholders.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed annual cash fee of the non-executive directors of $40,000, and the meeting attendance fee of $1,500 for each Board meeting and $1,000 for each meeting of a committee of the Board, as set forth in Item 5 of the Proxy Statement, be, and the same hereby is, approved, effective as of July 1, 2015."

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 6

APPROVAL OF A GRANT OF OPTIONS AND RESTRICTED SHARE UNITS TO THE
COMPANY'S NON-EXECUTIVE DIRECTORS

The Compensation Policy authorizes equity grants to members of the Board of Directors of the Company. The grant of equity based awards to directors of the Company, although granted under existing option plans of the Company, requires shareholders’ approval pursuant to the Israeli Companies Law.

As an incentive for their contribution and efforts as directors of the Company, and based on the comparison to compensation granted to directors of comparable companies according to the Benchmark addressed in Item 4 above, and in line with our practice in the last few years, the Company’s Compensation Committee and Board of Directors have approved, and resolved to recommend that our shareholders approve, an annual equity grant to our non-executive directors serving in 2015 as follows:

(a)
To grant to the directors (other than the Chairman) (i) options to purchase 6,000 Shares at an exercise price equal to the “Market Value” (as defined below) (the “Market-Value Options”) and (ii) 1,500 Par-Value Options or restricted share units (based on jurisdiction); and

(b)	To grant to the Chairman: (i) 18,000 Market-Value Options, and (ii) 3,000 restricted share units.

The Board of Directors has resolved to recommend that our shareholders approve the above grant of equity awards to each of our directors elected at the Meeting and to each of the Company's outside directors (currently serving and elected at the Meeting).  Pursuant to a resolution of the shareholders from the Company’s 2007 annual shareholders meeting, the outside directors receive equity compensation identical to that granted to other non-executive directors of the Company from time to time.

As further set forth in Item 4 above, the Compensation Committee and Board of Directors have approved and resolved to recommend that our shareholders approve, an amendment to the current Compensation Policy, and the proposed grant of equity awards to our directors, as further detailed above, is consistent with the terms of the recommended Amended Policy.

To the extent that the Amended Policy is not adopted, and to the extent that the “Equity Value” (as defined under the Compensation Policy) on the date of grant of the equity awards exceeds the maximum cap set under the current Compensation Policy (i.e., $150,000) (the "Cap Amount"), then the equity grants recommended above shall be reduced so as not to exceed the Cap Amount, while maintaining the same ratio between Market-Value Options and Par-Value Options or restricted share units (with fractional units resulting from such reduction being rounded downwards).  To the extent that the Amended Policy is adopted and to the extent that the Equity Value of the grants recommended below exceeds the maximum cap set under the Amended Policy (i.e., US$ 200,000) (the "Amended Cap"), such grants shall also be reduced following the same principles set forth above, so as not to exceed the Amended Cap.

The Market-Value Options will vest in four equal three-month installments over twelve months as of the date of grant (which will be the date of approval by the shareholders), and the Par-Value Options or restricted share units will vest upon the earlier of either (i) twelve months from the date of approval by the shareholders, or (ii) the date of the next annual meeting of shareholders, provided that such director is still a director of the Company on the applicable vesting date. Any future equity grants to our directors will be brought to the Company’s shareholders for approval.

The above proposed equity grant is recommended by our Compensation Committee and our Board after considering the guidelines of our Compensation Policy and other required elements pursuant to the Israeli Companies Law, and taking into consideration the Benchmark with respect to compensation granted to members of boards of directors of comparable companies.

 The equity awards will be granted on the date of the Meeting, if approved by our shareholders, under the Company’s 2008 Plan. The exercise price of the Market-Value Options will be equal to the average closing price per share of one ADR of the Company as quoted on the NASDAQ Stock Market during the 30 consecutive calendar days preceding the date of grant (the “Market Value”). The Par-Value Options or restricted share units shall have an exercise price of NIS 1.00 per share, which is the par value of each Share. The expiration date of the options shall be six years from the date of grant.

All of the terms of the Market-Value Options and Par-Value Options or restricted share units not specifically set herein, shall be in accordance with the 2008 Plan.

Out of the pool of Shares authorized for issuance under the Company’s equity based compensation plans during calendar year 2015, the Company has only granted 470,831 awards to date. As of April 30, 2015, a total of 4,041,146 options and restricted share units were outstanding under the Company’s share based compensation plans, which constitute approximately 6.8% of the issued and outstanding share capital of the Company as of such date. The Company’s calculation shows that even assuming that the entire remainder of the authorized pool of equity based compensation for 2015 were to be granted, which allows for the issuance of up to 1,603,000 additional awards (including the grants proposed hereunder), the total aggregate number of equity awards, including the already outstanding grants and the grants made this year, on a fully diluted basis, would constitute less than 10% of our issued and outstanding share capital as of April 30, 2015.

The Board of Directors believes that this proposal is in the best interest of the Company, as it aligns the interests of our directors with those of our shareholders and recognizes the time, attention, and expertise required by each of the directors.

In addition to the proposed equity compensation discussed above, each of the Company's directors (including outside directors) would be entitled to compensation as described above in Item 5.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed grants of options to the directors pursuant to the terms as set forth in Item 6 of the Proxy Statement, be, and the same hereby is, approved.”

Required Vote

Under the Israeli Companies Law, approval of director compensation that is not consistent with the existing compensation policy requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that the shares voted in favor of the resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Israeli Companies Law.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted. For a discussion of personal interests and voting procedures with respect thereto, please see Item 2 above, under the caption “Required Vote”.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 7

APPROVAL OF CERTAIN COMPONENTS OF THE COMPENSATION OF OUR CEO

Background

Pursuant to the Israeli Companies Law, in general, the terms of office and employment of our Chief Executive Officer (“CEO”), should be consistent with the Compensation Policy and be approved by the Compensation Committee, Board of Directors and shareholders of the Company, as further detailed below.

On February 4, 2014, our Board of Directors appointed Mr. Barak Eilam as our CEO. Under our CEO's existing employment agreement, Mr. Eilam is entitled to a gross monthly base salary of NIS 140,000 (which was equivalent, at the date approved, to approximately $40,436), plus customary benefits, all as approved by the shareholders at the 2014 annual shareholders meeting.

In addition, Mr. Eilam is entitled, according to a three year plan for the years 2014-2016 approved by the shareholders at the 2014 annual shareholders meeting, to an annual cash bonus, based on achievement of certain performance targets, which annual target amount shall be 100% of his annual base salary.

For additional information with respect to Mr. Eilam's compensation terms, see Item 3 of the Company's Proxy Statement for 2014, filed with the SEC on April 14, 2014.

Adjustment to Base Salary and Separation Terms

Following the approval by our Compensation Committee, our Board of Directors resolved to approve and to recommend to our shareholders to approve the following amendments to Mr. Eilam's employment terms:

Base Salary - The Compensation Committee and Board of Directors recommend to our shareholders to approve an adjustment, as of January 1, 2015, to the CEO's base salary and to set the CEO’s monthly base salary at the amount of the NIS equivalent of $40,000 (currently equivalent to approximately NIS 155,040). Going forward, the CEO's base salary will be linked to the U.S. dollar and paid in NIS, based on the average exchange rate of the 30 consecutive calendar days preceding the date of payment calculation.

Separation Terms - The Compensation Committee and Board of Directors believe that it is fair to take into consideration for severance purposes Mr. Eilam's previous period of service at an executive role with the Company's U.S. subsidiary. The Compensation Committee and Board of Directors therefore recommend our shareholders approve that upon termination by the Company of Mr. Eilam's employment with the Company (other than for “Cause”) or by Mr. Eilam for a “Good Reason”, as such terms are defined in his employment agreement with the Company, Mr. Eilam’s seniority for the purpose of calculating severance pay under Israeli law (i.e., one payment equal to the last monthly base salary, multiplied by the number of years of employment, including the relative part of a year pro-rata), will also include his employment period with the U.S. subsidiary (beginning January 2010). Such severance payment was not made at the time of termination of Mr. Eilam’s employment with the U.S. subsidiary.

Our Compensation Committee and Board of Directors also recommend that our shareholders approve, that in the event of termination of Mr. Eilam’s employment, following an event of a Change of Control or a Corporate Transaction (as defined under the Company's 2008 Plan) effecting the double trigger mechanism under our CEO’s employment terms, Mr. Eilam shall be entitled to an increase in his separation package, by way of a cash payment, extending such package to the maximum amount permitted under our Compensation Policy (i.e., the “Total Cash Compensation”, as defined under the Compensation Policy).

2015 CEO Equity Grant

Following the approval by our Compensation Committee, our Board of Directors approved and resolved to recommend to our shareholders to approve an annual grant of equity based compensation to our CEO for 2015, as follows:

Equity Based Compensation: The Compensation Committee and Board of Directors approve, and recommend that our shareholder approve, that for 2015 Mr. Eilam shall be entitled to receive (i) 80,000 Market-Value Options and (ii) 26,666 Par-Value Options. The Board of Directors approved the proposed grant of Market-Value Options and Par-Value Options on February 4, 2015. If approved, the grant of Market-Value Options and Par-Value Options to Mr. Eilam as aforementioned will be effective as of the date of such Board of Directors resolution (the "Date of Grant"). Therefore, the exercise price of the Market-Value Options will be equal to the average closing price per share of one ADR of the Company as quoted on the NASDAQ Stock Market during the 30 consecutive calendar days preceding the Date of Grant (i.e., $49.76).

The terms of the Market-Value Options and Par-Value Options shall be in accordance with the Company’s 2008 Plan.

The Market-Value Options shall vest over a period of four years, with 25% of the Market-Value Options becoming exercisable on the first anniversary of the Date of Grant and 6.25% becoming exercisable at the end of every quarter during the subsequent three years. The Par-Value Options shall vest in four equal annual installments starting on the first anniversary of the Date of Grant and each of the three subsequent anniversaries thereafter. The vesting of the first installment of the Par-Value Options is also subject to performance criteria, which is generally based on the improvement of the Company's operating income per share, and will vest only if such performance targets are met.

Upon a Change in Control or a Corporate Transaction event (as defined under the Company's 2008 Plan) and the termination of Mr. Eilam’s employment by the Company (other than for "Cause", as defined in the 2008 Plan) or by our CEO for "Good Reason" (as defined in the agreement with Mr. Eilam) within 24 months thereafter (the "Double Trigger"), Mr. Eilam will be entitled to acceleration of his Market-Value options, Par-Value Options and restricted share units, subject to certain terms and conditions.

Our Compensation Committee and Board of Directors believe the above equity grant to our CEO is in line with the best interests of the Company and its shareholders, providing long-term incentive aimed at ensuring the growth and success of the Company. Our Compensation Committee and Board of Directors have determined that the proposed equity grant is appropriate and consistent with the terms of the Compensation Policy, and have approved and resolved to recommend that our shareholders approve the equity grant as set forth above to our CEO.

One-Time Cash Bonus: In recognition of Mr. Eilam's successful transition into his role as CEO of the Company, and his significant achievements in 2014 (which extend beyond the Company's financial results and his personal goals), our Compensation Committee and Board of Directors have approved, and recommend that our shareholders approve, the payment to Mr. Eilam of a one-time cash bonus in an amount of the NIS equivalent of $100,000 (in addition to his regular annual bonus).

In making its recommendation regarding our CEO's terms of employment, including the amendment of certain terms of employment, equity grant and the one-time cash bonus, our Compensation Committee and the Board of Directors considered all required factors under our Compensation Policy, including, among others, the need to link our CEO’s compensation and performance targets that are aligned with our business strategy, the responsibilities and duties to be performed by our CEO, the compensation of chief executive officers of peer-group companies in accordance with the Benchmark that is based on a survey conducted in 2014 by Radford, that targeted peer companies in our industry on a global basis (as further described in Item 4 above), an estimation of our CEO’s expected contributions to the future growth and profitability of the Company, and our CEO’s experience, education and past compensation. The proposed terms of our CEO’s compensation package are within the authority granted under the terms of the Compensation Policy and are recommended after due consideration of all terms and conditions, including applicable guidelines, by our Compensation Committee and Board of Directors.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the compensation terms of Mr. Barak Eilam, as described above in this Item 7 and upon the terms detailed therein, be, and they hereby are, approved."

Required Vote

Under the Israeli Companies Law, approval of CEO compensation requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that the shares voted in favor of such matter include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Israeli Companies Law, and subject to the conditions of any applicable legislation.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted. For a discussion of personal interests and voting procedures with respect thereto, please see Item 2 above, under the caption “Required Vote”.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 8

REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors until the next annual general meeting of the Company. The reappointment has been recommended by the Company’s Audit Committee and Board of Directors. Kost Forer Gabay & Kasierer, CPA, has no relationship with the Company or with any affiliate of the Company, except as auditors, and, to a certain extent, as tax consultants. The shareholders will also be asked to authorize the Board of Directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s Audit Committee, as contemplated by the Sarbanes-Oxley Act of 2002.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kost Forer Gabay & Kasierer, CPA, a member of Ernst & Young Global, be reappointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the Board of Directors of the Company be authorized to fix their compensation in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company.”

Required Vote

The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 9

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

The Company’s audited financial statements for the year ended December 31, 2014 are included in the Company’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (SEC) on April 2, 2015. The Annual Report is also available on the Company’s website at www.nice.com. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

Yechiam Cohen
Corporate Secretary

Date: June 1, 2015

Exhibit “A”

Executives & Directors Compensation Policy

I.	Overview

1.	Definitions

Company	NICE-Systems Ltd.
Law	The Israeli Companies Law 5759-1999 and any regulations promulgated under it, as amended from time to time.
Amendment 20	Amendment to the Law which was entered into effect on December 12, 2012.
Compensation Committee	A committee appointed in accordance with section 118A of the Law.
Office Holder	Director, CEO, and any senior executive directly subordinate to the CEO all as defined in section 1 of the Law.
Executive	Office Holder, exculding a director.
Terms of Office and Employment
Terms of office or employment of an Executive or a Director, including the grant of an exemption, anundertaking to indemnify, indemnification or insurance, Separation Package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in section 1 of the Law.

Total Cash Compensation
The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and the annual cash target incentive (Target MBO as defined in section 9 below).

Equity Value	The value of the total annual Equity Based Components, valued using the same methodology utilized in the Company's financial statements.

2.	Global Strategy Guidelines

2.1.	Our Company is a global software company, operating in a competitive global market, with offices and employees globally spread.

2.2.	Our vision and business strategy is directed towards growth, profitability, innovation, and customer focus, all with a long term perspective.

2.3.
We strongly believe that our business success is much reliant on the excellence of our human resources through all levels. In particular we believe that the company’s ability to achieve its goals require us to recruit motivate and retain high quality and experienced leadership team and directors.

2.4.
Therefore, we believe in creating a comprehensive, customized compensation policy for our Office Holders (the "Policy"), which shall enable us to attract and retain highly qualified senior leaders. Moreover, the Policy shall motivate our senior leaders to perform to the full extent of their abilities and to achieve ongoing targeted results in addition to a high level business performance in the long term, aligned with our business strategy.

2.5.
The Policy sets forth our philosophy regarding the Terms of Office and Employment of our Office Holders and is designed to allow us to be responsive to marketplace changes with respect to compensation levels and pay practices.

2.6.	The Policy is tailored to ensure a compensation which balances performance targets and time horizons through rewarding business results, long-term performance and strategic decisions.

2.7.
The policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility, to tailor each of our Executive's compensation package, based among others on geography, business tasks, role, seniority, and skills.

2.8.	The Policy shall provide the Board of Directors with guidelines as to exercising its discretion under the Company’s equity plans.

2.9.	The Policy is guided by the principles set forth by Amendment 20 and the Law.

3.	Princlples of the Policy

3.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders' compensation.

3.2.
The Policy shall be reviewed at least annually by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable laws and regulations as well as market practices, and its conformity with the Company’s targets and strategy. As part of this review, the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of its goals, considering the implementation of the Policy by the Company during previous years.

3.3.
Any proposed amendment to the Policy shall be brought up to the approval of the Shareholders of the Company and the Policy as a whole shall be re-approved by the Shareholders of the Company at least every three years, or as otherwise required by Law.

3.4.
Our Policy shall be global, but its implementation shall be aligned with local practices and legal requirements and with our intention to treat our Executives fairly and consistently on a global basis.

3.5.
The approval procedures of Terms of Office and Employment as well as back-up data shall be documented in detail and such documentation shall be kept in the Company’s offices for at least seven years following approval.

3.6.	The compensation of each Office Holder shall be taxed and subject to mandatory or customary deductions and withholdings, in accordance with the applicable local laws.

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4.	Compensation Committee Independence

4.1.
Our Compensation Committee will comprise of at least three members of our Board of Directors. Each member of our Compensation Committee must meet the independence requirements established under applicable law. All of our Outside Directors (who meet special independence, remuneration and other requirements as defined under the Law) will be appointed as members of the Compensation Committee.

II.	Executive Compensation

1.
When examining and approving Terms of Office and Employment, the Compensation Committee and Board members shall review the following factors and shall include them in their considerations and reasoning:

1.1.	Executive’s education, skills, expertise, professional experience and specific achievements.

1.2.	Executive’s role, scope of responsibilities and location.

1.3.	Executive’s previous compensation.

1.4.	The Company’s performance and general market conditions.

1.5.
The ratio between the cost of an Executive’s compensation, including all components of the Executive’s Terms of Office and Employment, and the cost of salary of the Company’s employees in particular with regard to the average and median ratios, and the effect of such ratio on work relations inside the Company as defined by the Law.

1.6.
Comparative information, as applicable, as to former Executives in the same position or similar positions, as to other positions with similar scopes of responsibilities inside the Company, and as to Executives in peer companies globally spread. The peer group shall include not less than 10 worldwide and local companies similar in parameters such as total revenues, market cap, industry and number of employees. The comparative information, as applicable, shall address the base salary, target cash incentives and equity and will rely, as much as possible, on reputable industry surveys.

2.	The compensation of each Executive shall be composed of, some or all, of the following components:

i.	Fixed components, which shall include, among others: base salary and benefits;

ii.	Variable components, which may include: cash incentives and equity based compensation.

iii.	Separation Package;

iv.	Directors & Officers (D&O) Insurance, indemnification; and

v.	Other components, which may include: change in control payment, Sign-on bonus, relocation benefits, studies opportunities and Leave of Absence, etc.

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3.	The plan for Executives compensation mix shall comprise of, some or all, of the following components:

Compensation Component	Purpose	Compensation Objective Achieved

Annual base salary	Provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, and past experience inside and outside the Company.	• Individual role, scope and capability based compensation. • Market competitiveness.

Performance-based cash incentive compensation	Motivate and incentivize individual towards reaching Company, unit and individual's periodical and long-term goals and targets.	• Reward periodical accomplishments. • Align Executive’ objectives with Company, unit and individual's objectives. • Market competitiveness.

Long-term equity-based Compensation	Align the interests of the individual with the Shareholders of the Company, by creating a correlation between the Company’s success and the value of the individual holdings	• Company performance based compensation • Reward long-term objectives • Align individual's objectives with shareholders’ objectives • Market Competitiveness

4.	The compensation package shall be reviewed with each Executive once a year, or as may be required from time to time.

Fixed compensation

5.	Base Salary:

5.1.
Our Compensation Committee and Board of Directors shall determine, from time to time, the target percentile, and/or range of precentiles, that our Executives' base salary shall meet, with respect to the peer group companies as aforesaid.

5.2.
The base salary is intended to provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, and past experience inside and outside the Company.

6.	Benefits

6.1.	Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as:

6.1.1.	Pension plan/ Executive insurance as customary in each territory.

6.1.2.
Additional benefits may be offered as part of the general employee benefits package (Private medical insurance disability and life insurance, transportation (including Company car), communication & media, Israeli education fund, etc.) – in accordance with the local policy of the Company.

6.2.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), as required under local standards and practices.

6.3.
An Executive will be entitled to vacation days (or redemption thereof), in correlation with the Executive’s seniority and position in the Company (generaly up to 28 days annualy), subject to the minimum vacation days requirements per country of employmentas well as the local national holidays.

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7.	Variable Components

7.1.
When determining the variable components as part of an Executive's compensation package, the contribution of the Executive to the achievement of the Company's goals, revenues, profitability and other key performance indicators ("KPI") shall be considered, taking into account, among others, the Company’s long term perspective and the Executive’s position.

7.2.
Variable compensation components shall be comprised of cash components which shall be mostly based on measurable criteria and on equity components, all taking into consideration a long term perspective.

7.3.	Our Board of Directors shall be authorized to reduce or cancel any cash incentive under circumstances which the Board of Directors deems, at its absolute discresion, to be exeptional.

8.	Cash Incentives

8.1.	Management by Objectives ("MBO") Plan

8.1.1.	MBOs are incentive cash payments to the Executives that vary based on the Company and unit’s performance and on their individual performance and contribution of the Executive to the Company.

8.1.2.
For each calendar year, our Compensation Committee and Board of Directors shall adopt an MBO plan, which will set forth, for each Executive, targets , a corresponding target MBO payment (which shall be referred to as the “Target MBO”), and the rules or formula for calculation of the MBO payment once actual achievements are known.

8.1.3.
The Compensation committee and Board of Directors may include in the MBO plan predetermined thresholds, caps, multipliers, accelerators and deccelerators to corelate an Executive’s MBO payments with actual achievements.

8.1.4.	The MBO Target of each Executive shall be calculated as a percentage of such Executive’s annual base salary, which shall not exceed 150% for each Executive.

8.1.5.	The annual MBO payment for each Executive in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed 200% of such Executive's Target MBO.

8.1.6.	At least 80% of the targets shall be measurable. Such objective targets may include, among others, one or more of the following, with respect to the Executive:

•     Company's / Unit's Revenues

•     Company's / Unit's Operating Income

•     Pre-tax profits above previous fiscal year

•     Company's/ Unit's Bookings

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•     Collection

•     Customer satisfaction ("CSAT")

•     KPIs

•     EPS

•     The achievement of predefined targets

A non substantial portion of up to 20% of the targets may be based on non-measurable criteria. If and to the extent permissible pursuant to the Law, with respect to all Executives except our CEO, our Compensation Committee and our Board of Directors may increase the portion of targets that are based on non-measurable criteria above the rate of 20%, up to the maximum portion permissible pursuant to the Law, but not to more than 50%. Such non-measurable criteria may be determined by our CEO with the approval of our Compensation Committee and our Board of Directors.

8.1.7.
The objective targets, as well as their weight, shall be determined in accordance with the Executive’s position, the Executive’s individual roles, and the Company and Unit’s  long term and short term targets. The measurable objective targets shall include one or more financial target, weighing at least 50% of the Target MBO.

8.1.8.
In the event that the Company's targets are amended by the Board of Directors during a particular year, the Board of Directors shall have the authorization to determine whether, and in which manner, such amendment shall apply to the MBO plan.

8.1.9.	The Board of Directors shall annually determine a threshold with respect to the Company’s objective targets under which no MBO payments shall be distributed.

8.1.10.	Adjustment to the Company and/or Unit objective targets may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

8.1.11.	The value of the aggregate MBO payments for all Executives in a calendar year shall not exceed 10% of the Company’s non-GAAP net operating income.

8.2.	Change In Control or Corporate Transaction Cash Payment

Our Compensation Committee and Board of Directors shall be authorized to grant an Executive, in connection with an event of a Change in Control or the applicable events of ~~our Company (as~~Corporate Transaction (as such terms are defined in the Company's most recent equity plan, currently the 2008 plan~~, under the definition of "Corporate Transaction"),~~), with a cash payment of up to 200% of such Executive's annual Total Cash Compensation.

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9.     Equity Based Compensation

9.1.
The Company shall grant its Executives, from time to time, equity based compensation, which may include any type of equity, including without limitation, any type of shares, options, restricted share units ~~(RSUs), share appreciation rights, restricted shares~~and restricted shares (restricted share units and restricted shares shall each be referred to herein as "RSUs"), which may be subject to either time-based vesting only ("TRSUs") or subject to vesting based on both time and performance criteria ("PRSUs"), share appreciation rights or other shares based awards (“Equity Based Components”), under any existing or future equity plan (as may be adopted by the Company), and subject to any applicable law. Equity Based Components may include any equity in a subsidiary of the Company, which Equity Value shall be determined by an independent appraisal and approved by the Board of directors.

9.2.	The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

9.3.
Equity Based Components provide incentives in a long term perspective and shall be granted under the most recent ~~option~~equity plan of the company that defines the terms of these grants to all company’s employees. Our equity based components (including PRSU's) shall be in accordance with and subject to the terms of our existing or future equity plan and shall vest gradually in installments, throughout a period which shall not be shorter than 3 years with at least a 1 year cliff.

9.4.
Equity Based Componenets may ~~consist, among all others, of~~consist of a combination of ~~shares, options and RSU’s~~any type of equity provided that no ~~more~~less than ~~50~~25% of the units and or shares, as applicable, under any grant of ~~such mixture will~~RSUs shall be ~~in RSUs, or restricted shares..~~PRSUs.

9.4.1.
With respect to the PRSU's, our Compensation Committee and Board of Directors shall determine for each Executive, measurable performance criteria, a corresponding performance payment and the rules or formula for calculation of the payment once actual achievements are known.

9.4.2.
In the event that the Company's targets are amended by the Board of Directors during a particular year, the Board of Directors shall have the authorization to determine whether, and in which manner, such amendment shall apply to the measurable performance criterias of the PRSU's.

9.4.3.
Adjustment to the Company's measurable performance criteria may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

9.5.
In determining the Equity Based Componenets granted to each Executive, our Compensation Committee and our Board shall consider the factors specified in section II(1) hereinabove, and in any event its Equity Value at the time of grant shall not exceed: (i) with respect to the CEO- 800% of his annual base salary; and (ii) with respect to each of the other Executives- 500% of such Executive's annual base salary.

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9.6.
In the event of a Corporate Transaction or a Change in Control event~~, unvested options~~ (as such terms are defined in the Company's most recent equity plan, currently the 2008 plan), unvested equity based compensation may be accelerated as determined by the Board of Directors.

10.	Separation Package

10.1.
The following criteria shall be taken into consideration when determining Separation Package: the duration of employment of the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

10.2.
Other than payments required under any applicable law, local practices, vesting of outstanding options, transfer or release of pension funds, manager's insurance policies etc. - the maximum Separation Package of each Executive shall not exceed the value of a one-time Total  Cash Compensation of such Executive's. Separation Package shall include any payment and/or benefit paid to an Executive in connection with such Executive's separation, all as defined in section 1 of the Law.

11.	Others

11.1.
Relocation – additional compensation per local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance home leave visit, etc., in accordance with the Company's relocation practices, approved by the Compensation Committee and Board of Directors.

11.2.
Leave of absence – an Executive shall be treated in accordance with pay practices in the relevant country, which may also have an effect on base salary and MBO payments, and vesting of equity in accordance with the Company’s Equity plans.

11.3.
Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem to be required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention or attraction of an Executive, the grant of a onetime cash incentive, of up to 100% the Executive's annual base salary.

12.	Clawback Policy

12.1.
In the event of a restatement of the Company’s financial results, we shall seek from our Office Holders reimbursement of any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-year period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform with the current year presentation, or discretionary accounting changes.

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12.2.
Our Compensation Committee and Board of Directors shall be authorized not to seek recovery to the extent that (i) to do so would be unreasonable or impracticable or;(ii) there is low likelihood of success under governing law versus the cost and effort involved;

III.	Director Remuneration:

Our non-executive Directors shall be entitled to remuneration composed of cash compensation which includes annual fee and meeting participartion fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

In setting the compensation of our non-executive Directors, the Compensation Committee shall consider, among others, parameters it deems necessary in order to attract and retain highly skilled and experienced Directors.

1.	Cash Compensation:

1.1.	The Company’s non-executive directors may be entitled to receive an equal cash fee per year and per meeting in the amount equal to up to 2 times the fixed amount1 under the Law.

1.2.
The Vice Chairman of the Board of Directors and/or the Chairman of any Committee of the Board of Directors may be entitled to receive a cash fee per year and per meeting of up to 3 times the fixed amount under the Law.

1.3.	The Chairman of the Board of Directors shall be entitled to receive a cash fee per year and per meeting of to up to 6 times the fixed amount under the Law.

1.4.
The Company’s non-executive directors shall be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any Committees of the Board of Directors.

2.	Equity Based Compensation:

2.1.	Each of the Company’s non-executive directors shall be entitled to receive equal equity based compensation per year, which value shall not exceed USD ~~150~~200,000.

2.2.
The Vice Chairman of the Board of Directors and/or the Chairman of any Committee of the Board of Directors shall be entitled to receive equity based compensation per year of to up to twice the equity based compensation per year of the other non-executive directors.

2.3.	The Chairman of the Board of Directors may be entitled to receive equity based compensation per year of up to three times the equity based compensation per year of the other non-executive directors.

2.4.
The aggregate annual equity based compensation granted to all the non-executive directors shall not exceed the Equity Value of number of securities granted under our relevant equity plan, convertible into 0.3% of the Company’s outstanding share capital at the time of grant.

1 As of February ~~2013~~2015 - NIS 89,920~~91,140~~ per year and NIS 3,350 ~~3,395~~ per meeting.

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2.5.	The equity based compensation of each of the Company’s non-executive directors shall vest in 4 quarterly installments.

2.6.	Equity based compensation granted to our non-executive directors shall be granted under the existing or future equity plan of the Company.

3.	Outside Directors Compensation:

3.1.
The compensation of our outside directors shall be determined  and capped in accordance with the comparative compensation mechanism specified in section 8a- 8b of  the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of Outside Directors) -2000.

IV.	Indemnification and Insurance

The Office Holders shall be entitled to the same directors and officer’s indemnification of up to the maximum amount permitted by law, directors and officers liability insurance as shall be approved by the Compensetion Committee, Board of Directors and our shareholders, all in accordance with any applicable law and the Company’s articles of association.

We shall be authorize to provide our directors and officers with a liability insurance policy limited to up to the limits approved by the shareholders at the 2012 annual general meeting.

Our Compensation Committee shall be authorized to: (i) increase the coverage purchased, and/or the premium paid for such policies, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years; (ii) with respect to a specific material transaction or a series of related transactions, constituting together a material transaction - to the extent such insurance coverage is required in the opinion of our Compensation Committee, in order to provide adequate coverage for our directors and officers with respect to such a transaction – to purchase coverage in amounts of up to 3 times the then existing limit of coverage, with costs of up to 3 times the then existing limit of premium amounts; in both (i) and (ii) - without an additional shareholders' approval, if and to the extent permitted under the Law.

General

1.1.
The Compensation Committee and our Board of Directors shall be authorized to approve a deviation of up to 15% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this policy

1.2.
This Policy is set as guidance for the Company's relevant organs, with respect to matters involving the compensation of its Office Holders, and is not intended to, and shall not, confer upon any of the Office Holders, any rights with respect to the Company.

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